

May 22, 2012

Via E-mail
Mr. Rick D. Puckett
Senior Vice President and Chief Financial Officer
Snyder's-Lance, Inc.
13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277

> **Re:** **Snyder's-Lance, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 27, 2012**
> **Response Letter dated May 14, 2012**
> **File No. 000-00398**

Dear Mr. Puckett:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

1. We have read your response to prior comment one, including the various reports pertaining to segment identification. We note that the chief operating decision maker (CODM) package includes the Board Report which reflects gross margin and operating income of your branded portfolio and your non-branded portfolio, including various products comprising such portfolios. Since the CODM receives this discrete financial information on a regular basis, it remains unclear why you believe that your business is comprised of a single operating segment. Please address the following points.

    - Provide us with a copy of an expanded organization chart that shows the CODM, his direct reports, and managers of the product groups referenced above;

- Describe the frequency and types of communications between the CODM, his direct reports and these managers and specify whether measures of profitability at other than the consolidated level are discussed;

- Describe the process of preparing and approving your operating and capital expenditure budgets with details sufficient to understand each step in the process, and the level and extent of participation by your CODM, his direct reports and these managers;

- Provide a copy of the minutes of your board of directors' meetings for each of the most recent four meetings; and

- Describe the significant resource allocation decisions, including the allocation of marketing and advertising resources, made during 2011 and 2012 by your CODM.

2.   We note your response to prior comment one stating that your CODM focuses on sales performance by branded and non-branded categories in assessing performance. Given that the CODM receives various measures of profitability for such categories, as well as products comprising such categories, we would like to understand why the CODM would not utilize such measures when making important decisions about assessing performance, as you contend. Please clarify the means by which your CODM assesses performance. For example, tell us how this is accomplished when revenue for a branded or non-branded category is consistent with expectations, while the corresponding profitability reflected in gross margins or operating income is less favorable. It should be clear how informed decisions about assessing performance are being formulated.

Closing Comments

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief